April 25, 2006


Mail Stop 4561

Mr. Melvin S. Cook
Chairman and President
Holobeam, Inc.
217 First Street
P.O. Box 287
Ho-Ho-Kus, NJ 07423

Re:	Holobeam, Inc.
	Form 10-K for the year ended September 30, 2005
      Form 10-Q for the quarter ended December 31, 2005
	File No. 0-03385

Dear Mr. Cook:

      We have reviewed your response letter dated April 21, 2006 and have the following additional comments. In our comments we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended September 30, 2005

Financial Statements

Note 2 - Income Taxes, page 35

1. We have read your response to prior comment 1 and note that your
Form 10-K amendment will explain in sufficient detail the adjustments for timing differences categorized under "other". We await the filing of your Form 10-K amendment. Please note that we may have additional comments upon review of the amendment.


Note 13 - Pension Plan, page 43

2. We have read your response to prior comment 2 and await the filing
of your Form 10-K and Form 10-Q amendments. Please confirm to us that the Form 10-K for the year ended September 30, 2005 will be revised to record an additional minimum liability related to the 2004 plan year. Alternatively, tell us why you believe an additional minimum liability is not required for the 2004 plan year.

*    *    *    *

      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

      You may contact Rachel Zablow, Staff Accountant at (202)
551-
3428 or the undersigned at (202) 551-3403 if you have questions.



						Sincerely,



Steven Jacobs
Accounting Branch Chief

Mr. Melvin S. Cook
Holobeam, Inc.
April 25, 2006
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